

October 7, 2011

Via E-mail
Mr. Harry Kletter
Chief Executive Officer
7100 Grade Lane
P.O. Box 32428
Louisville, Kentucky 40232

> **RE: Industrial Services of America, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 28, 2011**
> **File No. 000-20979**

Dear Mr. Kletter:

We have reviewed your correspondence filed September 30, 2011, and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

1. Please file an amended Form 10-K to provide the revised audit report discussed in your response to comment 17 in your letter dated July 29, 2011.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis, page 11

Summary Compensation Table, page 11

2. We partially reissue comment 18 in our letter dated August 22, 2011. While some of Mr. Donaghy's stock awards vested upon achievement of certain performance targets, the per share grant date fair values of these stock awards do not appear to depend on achievement of a performance target. Specifically, for these awards, it does not appear that the aggregate grant date fair value will vary based on the achievement of a

performance target since the number of shares to be granted or that will vest does not vary based on the achievement level of the performance target. Therefore, it appears that the grant date fair values of the performance-based stock awards granted on April 14, 2009, January 11, 2010, and April 1, 2010, do not depend on the achievement of certain performance targets. Please revise your disclosure accordingly in future filings.

3. We partially reissue comment 19 in our letter dated August 22, 2011. Please revise your disclosure in footnote two to the Summary Compensation Table presented in your supplemental response dated September 30, 2011, to clearly state when the company granted the two five-year stock awards based on RONA exceeding 32% during the periods 2011-2015 and 2010-2015.

You may contact me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief